United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2006

Commission File Number: 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Victor Zhikai Gao
Name:	Victor Zhikai Gao
Title:	Company Secretary

Dated: October 26, 2006

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 26, 2006, entitled “Oil Fields Started Production in Bohai Bay”

Exhibit 99.1

Oil Fields Started Production in Bohai Bay

(Hong Kong, October 26, 2006) - CNOOC Limited (NYSE: CEO, SEHK: 883, “the Company”) announced today that Caofeidian (CFD) 11-6/12-1S fields in Bohai Bay have come on stream successfully on schedule.

The unitized CFD 11-6/12-1S fields are located in 04/36 and 05/36 blocks in Bohai Bay, with average water depth of 22-30 meters. The development facilities of CFD 11-6/12-1S fields include three wellhead platforms, two of which are unmanned satellite platforms.

To optimize the operations efficiency, the fields share part of production facilities with the fields CFD 11-1/11-2. The crude oil produced from the fields will be transported through a 13-kilometer sub-sea pipeline to the Hai Yang Shi You 112 floating production, storage and offloading vessel (FPSO).

By the end of October, 10 wells are expected to be brought on line with total production of 15,000 barrels of oil per day. Peak production of the fields is expected to reach approximately 6,000,000 barrels of oil per year.

Mr. Liu Jian, Executive Vice President of the Company said, “We congratulate the successful commencement of CFD 11-6/12-1S fields. It’s resulted from the joint efforts of CNOOC Ltd. and our partners. Startup of new fields will continue to consolidate our production growth in the short and long term.”

CNOOC Ltd. holds 51% interests of the fields. Anadarko holds 29.18% interests and acts as the Operator. Newfield Exploration Company and a subsidiary of Ultra Petroleum, own the remaining 12% and 7.82% respectively.

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

*** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei

General Manager of Investor Relations

CNOOC Limited

Tel: +86-10-8452-1646

Fax: +86-10-8452-1441

E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung

Ketchum Newscan Public Relations Ltd

Tel: +852-3141-8082

Fax: +852-2510-8199

E-mail: Sharon.Fung@knprhk.com